UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	SEC FILE NUMBER 0-32269
For Period Ended: May 29, 2004	CUSIP NUMBER 769320 10 2

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Riverstone Networks, Inc.

Full Name of Registrant

Former Name if Applicable

5200 Great America Parkway

Address of Principal Executive Office (Street and Number)

Santa Clara, California 95054

City State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously disclosed, the registrant has been performing a review of its accounting practices. The registrant announced in a press release dated June 18, 2004 that it is targeting the week of August 9th for filing its financial statements and accompanying independent accountants report for the fiscal year ended March 1, 2003 as well as the quarterly results on Form 10-Q for the first three quarters of fiscal 2004. The June 18, 2004 press release also stated that the registrant expects to file audited financial statements for the full fiscal year ended February 28, 2004 by the end of August and that thereafter the registrant intends to work promptly to file its Form 10-Q for the first quarter of fiscal 2005. The registrant is attempting to conclude its review of its accounting practices and issue the restatements promptly, but there can be no assurance that the registrant will be able to complete the accounting practices review and file its reports within the time periods announced in the June 18, 2004 release.

The registrant plans to file its Form 10-Q for the quarter ended May 29, 2004, due on July 8, 2004, as soon as practicable but does not currently expect that the Form 10-Q for the quarter ended May 29, 2004 will be filed on or before the fifth day following the required filing date as prescribed in Rule 12b-25.

As previously disclosed, the registrant has received a request from the Securities and Exchange Commission for the voluntary production of certain information in connection with the registrant’s accounting practices. As previously announced, the registrant has been informed that the SEC has issued a formal order of investigation in connection with the matters which were the subject of the request for information. The registrant is fully cooperating with the SEC.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including the registrant’s expectations as to the timing of any restatement and the filing of its audited financial statements and Forms 10-Q and the timing of preliminary estimates for the first quarter of fiscal 2005, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the results and effect of the accounting practices review, Ernst & Young’s providing an audit opinion, any issues that may be identified by the SEC upon their review of the registrant’s restated financials, changes in the scope and nature of, and the outcome of, the SEC investigation regarding the registrant’s accounting practices, the ability of the registrant to file its periodic reports, whether the registrant’s outstanding convertible notes are subject to accelerated repayment under the terms of the indenture governing the notes, the impact of any such repayment on the registrant or its business and related litigation, the impact of the restatement on the registrant’s financial results, and the risks detailed from time to time in the registrant’s periodic reports filed under the Exchange Act, including its quarterly report on Form 10-Q for the period ended November 30, 2002 and amended current report on Form 8-K/A dated August 27, 2003. The registrant disclaims any intent or obligation to update or revise any forward looking statements.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Roger A. Barnes	408	878-6500
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes    ☒ No

Annual Reports on Form 10-K for fiscal years ended March 1, 2003 and February 28, 2004, and

Quarterly Reports on Form 10-Q for quarters ended May 31, 2003, August 30, 2003 and

November 29, 2003

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes    ☐ No

Due to the accounting practices review and restatement process, a reasonable estimate and comparison of the results of operations cannot be made at this time. When the estimated results are finalized, the registrant intends to issue a press release containing preliminary quarter results for the period ended May 29, 2004 and furnish the press release under Item 12 of Form 8-K. As previously disclosed, the registrant has been performing a review of its accounting practices. The registrant is attempting to conclude its review of its accounting practices and issue the restatements promptly, but there can be no assurance that the registrant will be able to complete the accounting practices review and file its reports within the time periods announced in the June 18, 2004 release described in response to Part III above.

Riverstone Networks, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 8, 2004	By:	/s/ Roger A. Barnes
Roger A. Barnes, Executive Vice President and Chief Financial Officer